

Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


05009271

17 June 2005

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

pp Andrew M Knox
Public Officer

PROCESSED
JUN 27 2005
THOMSON
FINANCIAL

Enc.





Cue Energy Resources Limited

A.B.N. 45 066 383 97

RELEASE

Jeruk -2 ST 4 Drilling Report

At 6 am on Friday 17 June, Jeruk-2 ST4 operations were, performing leak off test at 3630 metres (measured depth) after setting intermediate casing.

The forward programme is to directionally drill ahead 12 1/2" inch hole to top of carbonate.

Planned total depth of the sidetrack is 5570 metres measured depth.

Participants in Jeruk and the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Singapore Petroleum Sampang Pte Ltd	40%

Any written queries regarding the announcement should be directed to the Company on (03) 9629 7318 or email mail@cuenrng.com.au.

Robert J Coppin
Chief Executive Officer

17 June 2005


SEC MAIL PROCESSING
RECEIVED
JUN 2 4 2005
WASH, D.C.